Zentek Launches Triera Biosciences Ltd.

Guelph, ON - December 13, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company announces the launch of Triera Biosciences Ltd. (Triera) as Zentek's wholly owned subsidiary for its aptamer platform technology. As announced in the October 5th, 2023, news release, this subsidiary now owns the exclusive, global licensing rights for all aptamer-based technology from the collaboration with McMaster University.

The Company is taking this action following the strong, consistent pre-clinical results of its universal aptamer as a treatment against the SARS-CoV-2 virus including the latest Omicron XBB 1.5 variant and will continue to build upon its previous work on a rapid detection platform within the new subsidiary. Triera will offer a pure play in the biotech space when operated as an independent business and be more accessible to potential pharmaceutical partners, funders, and other interested parties.

"The aptamer platform technology has quickly evolved into a strong differentiated value creator for Zentek and its investors. By launching Triera Biosciences, we are creating a standalone company with a clear, concise, differentiated value proposition that will appeal directly to the biotech ecosystem" said Greg Fenton, CEO of Zentek.  "With the launch of Triera we have begun outreach to potential partners and collaborators as we continue to build on our current pre-clinical results and develop our team."

The Company is launching a new website:  Triera.ca where investors and stakeholders can review the latest developments of the aptamer platform technology.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain the Covid-19 (or SARS-2 Coronavirus) at this time.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

The Company is not making any express or implied claims that its aptamer technology has the ability to eliminate, cure or contain the Covid-19 (or SARS-2 Coronavirus) at this time.

For further information contact:

Dr. Colin Van der Kuur, Chief Science Officer

Email: cvanderkuur@triera.ca

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.